UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2023

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023

EDAP TMS S.A.

/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER

June 2, 2023

To my fellow Shareholders,

In 2022, EDAP delivered another strong year of financial and operational performance, achieving record revenue and more than doubling worldwide Focal One sales compared to 2021. With EDAP experiencing strong positive HIFU momentum, particularly in the U.S., we have now reached a key inflection point to make this transition and to further accelerate our global expansion. The Board of Directors and myself have complete confidence in Ryan Rhodes, as new Chief Executive Officer of EDAP Group and in his ability to continue to accelerate the growth and development of the Company in support of its ongoing strategic objectives.

As the global leader in therapeutic HIFU, it is becoming increasingly clear that EDAP’s technology leadership, product offering, as well as customer support and distribution capabilities are all translating into increased recognition of Focal One Robotic HIFU as a leading non-invasive treatment option for men diagnosed with prostate cancer. As we continue to demonstrate our technological leadership in therapeutic HIFU, we also expect to benefit from higher levels of reimbursement for Focal One procedures which officially went into effect on January 1st, 2023.

In addition to these strategic efforts, we are also making meaningful progress in developing HIFU beyond prostate cancer. We recently announced positive clinical results from the Phase 2 study evaluating the safety of therapeutic HIFU for the treatment of rectal endometriosis. Treatment with Focal One resulted in significant improvements in endometriosis symptoms and quality of life and positive safety profile. Based on this positive safety and preliminary efficacy data, we intend to confirm the efficacy of the Focal One HIFU treatment in rectal endometriosis with a Phase 3 multi-center, double blind, randomized, controlled clinical study. If successful, this rigorously designed study will provide the strongest clinical evidence to date demonstrating the utility of therapeutic HIFU to address this painful and debilitating condition.

In this context, we are pleased to convene our shareholders in a General Meeting on June 30, 2023 and would like to take this opportunity to request your support for the attached resolutions, as detailed in the enclosed Board of Directors’ report. You will be requested to vote for resolutions submitted to the Ordinary General Meeting of Shareholders and to the Extraordinary General Meeting of Shareholders.

Resolutions submitted to the Ordinary General Meeting include resolutions 1 to 5 with the approval of the Company’s 2022 fiscal year accounts and related corporate activity, Resolution 5 addressing renewal of a Director’s mandate. We invite you to read the Company’s Form 20-F Report relating to the 2022 fiscal year available on the Company’s website www.edap-tms.com, Investor Relations section.

Resolutions submitted to the Extraordinary General Meeting include resolutions 6 to 14 which would allow the Board to renew the validity of some resolutions and would provide the Company with the necessary legal frame to address potential strategic moves and strengthen its long-term growth, in accordance with French and international standards.

As always, the use of these delegations, if at all, will be done in light of the ultimate interest of the Company and its Shareholders.

We would like to thank our shareholders and investors for your continued support, commitment and confidence you have demonstrated in EDAP’s long-term success.

Sincerely,

/s/ Marc Oczachowski

Chairman of the Board

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,835,705.03 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Vaulx-en-Velin, June 2, 2023

NOTICE

On Tuesday June 30, 2023, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 15h00 (French Time)

at EDAP TMS’s headquarters

4, rue du Dauphiné,

69120 Vaulx-en-Velin, France

to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2022; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2022 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2022 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2022;

4.	Determination of total compensation to be granted to the Board of Directors in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

5.	Renewal of Mr. Marc Oczachowski’s mandate as a member of the Board of Directors;

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AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

12.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

13.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

14.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction is improperly completed or blank, or if the voting instructions are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

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EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2023	1

This is a free translation and summary of the French language version of the Report of the Board of Directors and is supplied solely for information purposes. Only the original version in French language of Board Report has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,835,705.03 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx-en-Velin, France

Lyon Registry of Commerce 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2023

Ladies and Gentlemen,

We have called this Ordinary and Extraordinary Shareholders’ Meeting to vote on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2022; the report on corporate governance; reading of the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2022 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with using IFRS standards for the fiscal year ended December 31, 2022 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2022;

4.	Determination of total compensation to be granted to the Board of Directors in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

5.	Renewal of Mr. Marc Oczachowski’s mandate as a member of the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital issued by the Company, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2023	2

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

12.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

13.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

14.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

A.	DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Reports on the Company’s activity for the fiscal year ended December 31, 2022 (resolutions #1 to #4):

We invite you to read the Board of Directors’ management reports and the statutory auditors’ reports, which have been made available to you pursuant to French laws and regulations, and the Company’s 2022 Annual Report on the 2022 consolidated accounts, which is available on the Company’s website at www.edap-tms.com, in the “Investor Relations” section.

Determination of total compensation to be granted to the Board of Directors in accordance with the provisions of Article L. 225-45 of the French Commercial Code

(resolution #4)

We propose, in accordance with the provisions of Article L. 225-45 of the French Commercial Code, to allocate, as compensation for their activities related to the financial year ended December 31, 2021, the total sum of 96,000 euros to the Board of Directors, which is responsible for distributing this sum among its members.

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2023	3

Renewal of Mr. Marc Oczachowski’s mandate as a member of the Board of Directors

(resolution #5)

As Mr. Marc Oczachowski’s term of office as a director expires at the end of the annual general shareholders’ meeting approving the financial statements for the fiscal year ending December 31, 2022, we propose to renew his mandate for a period of six years, expiring at the end of the general meeting approving financial statements for the fiscal year ending December 31, 2028.

B.	DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Financial delegations to be granted to the Board of Directors

In accordance with French and international standards and in the interest of the Company, in particular its development, it seems appropriate to us for you to grant financial delegations to your Board of Directors to implement share capital increases, immediately or in the future, with or without preferential subscription rights (resolutions #6 to #11), and to increase the number of shares or securities to be issued in the event of an oversubscription in the framework of capital increases of the Company (resolution #13) in order to meet any fundraising opportunities that may be necessary to finance the Company’s development without having to hold another general shareholders’ meeting.

These new delegations will replace the delegations with the same purpose granted by the general shareholders’ meeting held on June 30, 2022.

Finally, we submit to your approval a resolution to grant the Board of Directors a delegation of authority to carry out a capital increase for the benefit of employees who are members of a company savings plan (resolution 14). This Resolution is required under Article L. 225-129-6 of the French Commercial Code. However, your Board of Directors reminds you that, given the Company’s structure, this proposal is not consistent with the Company’s profit-sharing policies; therefore, the Board of Directors recommends not approving this Resolution.

The delegations submitted for your approval will allow the Board of Directors, in accordance with the law and the Company’s bylaws, to have full powers to implement these delegations for the purpose, without this list being exhaustive, of setting the dates, amounts, conditions and terms of any issuance as well as the form and characteristics of the shares or securities giving access to the capital or securities to be issued, with or without premiums.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next ordinary shareholders’ meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For the purposes hereof, the Board of Directors asks you to approve the resolutions mentioned below, using the legal mechanism of a delegation of authority, and to delegate your authority to it in order to:

-	increase the share capital by issuance of shares or any securities giving access to the share capital of the Company, with preferential subscription rights for shareholders (resolution 6),

-	increase the share capital by issuance of shares or any securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code) (resolution 7),

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code, it being specified that the issue price will be at least equal to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the issue price, possibly reduced by a maximum discount of 20% (it being specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code), taking into account if applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above (resolution 8),

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2023	4

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of a first category of persons who meet certain specified characteristics (as described below in A. and B.), being specified that the issue price will be at least equal to the average of the prices weighted by the volumes of the last 3 trading days on the Nasdaq market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution 9).

Pursuant to resolution 9, you are asked to reserve subscription of such shares for the new or existing categories of investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and
(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or
B.	any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above as part of such agents’ or underwriters’ compensation for their services; or
C.	any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future.

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of the second category of persons, i.e.: (i) practitioners who have used the Company’s technologies who meet certain specified characteristics, or (ii) commercial partners, or (iii) patients who have benefited from treatments using technologies developed by the Company, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros, it being specified that the issue price will be at least equal to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the issue price, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount (resolution 10),

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following third category of persons: (i) directors and officers of the Company held at the office the date of issue of the shares or the securities, or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities, it being specified that issue price shall be set by the Board of Directors, by reference to:

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2023	5

•	the price of the last transaction on the Company’s share capital carried out during the previous 6 months with an overpricing or discount of plus or minus 10 % compared to this price, or
•	in the absence of any transaction on the share capital during the previous 6 months, at the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the fixing of the issue price, possibly reduced by a 30% discount.

In any event, the price determined by the Board of Directors may represent a discount compared to the price of the American Depositary Shares of the Company listed on the Nasdaq stock market (resolution 11).

In order to give the Company all the flexibility it needs to finance its development plan, resolution 12 sets the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the financial delegations submitted to your vote at 1,300,000 euros, i.e., a maximum of 10,000,000 shares to be issued with a nominal value of 0.13 euro each. Resolution 12 also sets the maximum aggregate nominal amount of the debt securities that may be issued under the delegations granted under the aforementioned resolutions at 100,000,000 euros or the equivalent of this amount in foreign currency on the issue date.

The Board of Directors asks you to approve resolution 13, in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French Commercial Code, and to delegate your authority to it in order to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of capital increases of the Company, with or without preferential subscription rights, decided under the paragraphs above, pursuant to the conditions set forth in Article L. 225-135-1 and R. 225-118 of the French Commercial Code, i.e., to date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue, the said shares granting the same rights as the former shares, subject to the date where they begin to bear dividend rights. The nominal amount of any increases in share capital decided pursuant to this delegation shall be offset against the overall ceiling set forth above, to which amount will if necessary be added, the additional amount of shares or securities that may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of holders of securities giving access to the capital and other rights in the capital.

The Board of Directors also asks the shareholders to grant to the Board of Directors all necessary powers to increase the share capital by a maximum nominal amount of 50,000 (fifty thousand) euros, through the issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, for members of the Company’s employee savings plan (resolution 14). This resolution is required under Article L. 225-129-6 of the French Commercial Code.

This resolution, which is required to be proposed to the shareholders under French law, is not consistent with the Company’s profit sharing policies; therefore, the Board of Directors recommends NOT approving resolution 14.

We ask you to adopt the resolutions submitted by the Board of Directors, with the exception of resolution 14.

In this context, we ask you to vote on the aforementioned resolutions submitted to you by your Board of Directors.

The Board of Directors

We draw your attention to the fact that this report, and the draft resolutions referred to therein, which will be submitted for your approval, do not constitute an offer to purchase or a solicitation to purchase shares or any other securities of the Company.

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 30, 2023

This is a free translation of the French language version and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,835,705.03 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

RESOLUTIONS TO BE SUBMITTED

TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD

ON JUNE 30, 2023

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on June 30, 2023, at 15:00 am., at the Company’s registered office located at 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda and resolutions:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2022; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2022 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2022 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2022;

4.	Determination of total compensation to be granted to the Board of Directors in accordance with the provisions of Article L. 225-45 of the French Commercial Code;

5.	Renewal of Mr. Marc Oczachowski’s mandate as a member of the Board of Directors;

EDAP TMS SA – Resolutions – Assembly Meeting of Shareholders June 30, 2023	1/18

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

12.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

13.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

14.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

*****

FIRST RESOLUTION (Special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code)

The Shareholders’ Meeting, deliberating pursuant to the quorum and majority requirements for ordinary meetings, having considered the statutory auditors’ special report relating to the agreements governed by Articles L. 225-38 et seq. of the French Commercial Code, notes that no agreement governed by the aforementioned article was entered into during the past fiscal year.

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SECOND RESOLUTION (The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2022; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2022 and the consolidated financial statements in accordance with US accounting standards (US GAAP); approval of the annual accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2022 and granting of a discharge to the members of the Board of Directors for their management)

The Shareholders’ Meeting, acting in accordance with the quorum and majority criteria required for ordinary shareholders’ meetings, and having considered:

-	the Board of Directors’ report on the activity and management of the Company relating to the fiscal year ended December 31, 2022,
-	the Board of Directors’ report on corporate governance pursuant to Article L. 225-37 paragraph 6 of the French Commercial Code,
-	the Board of Directors’ special reports on the allocations of stock options and free shares prepared pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code,
-	the statutory auditors’ report relating to the annual accounts for the fiscal year ended December 31, 2022,
-	the statutory auditors’ report relating to consolidated financial statements for the year ended December 31, 2022, prepared in accordance with IFRS,
-	the statutory auditors’ report relating to the consolidated accounts prepared for the year ended December 31, 2022, prepared in accordance with U.S. generally accepted accounting principles (US GAAP), approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2022 as they have been presented; and thus approves the transactions transcribed in the aforesaid financial statements and summarized in such reports, approves the consolidated financial statements for the year ended December 31, 2022, prepared in accordance with IFRS,

approves the consolidated accounts relating to the fiscal year ended December 31, 2022 established in accordance with U.S. GAAP, as they have been presented in the annual report on our consolidated financial statements (Form 20-F) submitted to the Securities and Exchange Commission (“SEC”) on April 7, 2023; it also approves the transactions reflected in these financial statements and summarized in that report, grants, therefore, a release to all members of the Board of Directors for their management during fiscal year ended December 31, 2022.

THIRD RESOLUTION (Allocation of the result for the fiscal year ended December 31, 2022)

The Shareholders’ Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having considered the management report of the Board of Directors,

notes that the result of the financial year ended December 31, 2022 is a net book income of 1,038,067 euros.

The Shareholders’ Meeting, having reviewed the report of the Board of Directors, decides to allocate the entire net book income, i.e. the sum of 1,038,067 euros to the debit item “retained earnings”, thus reducing it from (15,434,679) euros to (14,396,612),

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in accordance with the provisions of Article 243 bis of the French General Tax Code, notes that no dividends have been distributed during the last three financial years, pursuant to Article 223 quater of the French General Tax Code, notes that there are no non-deductible expenses and charges referred to in Article 39-4 of this Code.

FOURTH RESOLUTION (Determination of total compensation to be granted to the Board of Directors in accordance with the provisions of Article L. 225-45 of the French Commercial Code)

The Shareholders’ Meeting, having considered the report of the Board of Directors, in accordance with the provisions of Article L. 225-45 of the French Commercial Code, decides to allocate, as compensation for their activities related to the financial year ended December 31, 2022, the total sum of 96,000 euros to the Board of Directors, who are responsible for distributing this sum among its members.

FIFTH RESOLUTION (Renewal of Mr. Marc Oczachowski’s mandate as a member of the Board of Directors)

The Shareholders’ Meeting, voting on the quorum and majority conditions for Ordinary Meetings, takes note that Marc Oczachowski’s term of office as a director expires at the close of this Meeting and renews his appointment for an additional term of six years, expiring at the close of the Annual General Meeting to be held in 2029 to approve the financial statements for the year ending December 31, 2028.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

SIXTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 thereof,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or of any company that directly or indirectly holds more than half of its share capital or of which it directly or indirectly holds more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the aggregate maximum nominal amount of the capital increases that may be carried out, immediately or in the future, pursuant to this resolution is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount being applied against the aggregate maximum provided for in the twelfth resolution below,

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3.       decides to fix at 75,000,000 euros (or its equivalent in foreign currency on the date of subscription) the maximum nominal amount of debt securities that may be issued under this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount will be applied against the aggregate maximum referred to in the twelfth resolution below;
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36-A of the French Commercial Code,

4.       decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

5.       decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

6.       decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, the excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-	limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,
-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

7.       specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

9.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

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-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

10.      acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

11.      decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

SEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code))

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or of any company that directly or indirectly holds more than half of its share capital or of which it directly or indirectly holds more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides the issuances that may be carried out pursuant to this delegation may be carried out through a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code), it being specified that the Company may proceed by way of the filing of a registration statement with the SEC in the United States,

3.       decides that the maximum nominal amount of the capital increases, which may be carried out immediately or in the future pursuant to this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital; this amount shall be applied against the aggregate maximum provided for in the twelfth resolution below,

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4.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities that may be issued pursuant to this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount will be applied against the aggregate maximum provided for in the twelfth resolution below,
-	this aggregate maximum does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders’ preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.       decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of French Commercial Code). In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s shares on the Nasdaq,

7.       acknowledges that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in particular, in order to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

9.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

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10.     acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

11.     decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

EIGHTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code

The Shareholders’ Meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136, and L. 228-91, and following of the French Commercial Code and paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code,

1.       delegates to the Board of Directors its authority to decide, on one or more occasions, in the proportions and at the time it deems appropriate, in France or abroad, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns, with the ability to issue these securities in euros or in foreign currency or any other monetary unit established by reference to several currencies, at the discretion of the Board of Directors, that may be paid up in cash, including through the offsetting of receivables,

2.       decides that the issues that may be carried out pursuant to this resolution may be carried out by means of offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code, and in particular to qualified investors or a limited circle of investors ;

3.       decides that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

4.       decides to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

5.       notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued,

6.       decides that the total nominal amount of share capital increases that may be carried out immediately and/or in future, pursuant to this delegation, may not be higher than 1.300.000 euros nor in any circumstances exceed the limits provided in the regulations applying on the date of issue (by way of indication, on the date of this Shareholders’ Meeting, the issuance of equity securities carried out by an offer covered by paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code is limited to 20% of the capital of the Company each year, with this share capital being assessed on the date that the Board of Directors decides to use this delegation), being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital,

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7.       decides the nominal amount of the increases in share capital that may be thus carried out shall be applied against the aggregate maximum amount referred to in the twelfth resolution below,

8.       decides to set at 75,000,000 euros (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, it being specified that:

-	this amount will be increased, where applicable, by any redemption premium above the par value;
-	this amount will be applied against the aggregate maximum referred to in the twelfth resolution below;
-	this maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French Commercial Code the issuance of which would be resolved or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code, or in the other cases, under conditions to be determined by the Company in accordance with Article L. 228-36-A of the French Commercial Code,

9.       decides that, if the subscriptions have not completely taken up all of such an issuance, the Board of Directors may use, in the order that it decides, one or other of the following powers:

-	limiting the issue to the amount of subscriptions, on condition that this reaches at least three- quarters of the issue that was initially agreed;
-	freely allocate all or part of the unsubscribed securities between the persons of its choice,

10.     decides that the issue price of shares issued by virtue of this delegation shall be determined by the Board of Directors and shall be at least equal to the volume-weighted average price of the last 3 trading days, on the Nasdaq market, preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 20% (it being nonetheless specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code), taking into account, where applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above,

11.     decides that the Board of Directors shall have all powers in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

-	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;
-	setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;
-	making any adjustments required pursuant to the legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and
-	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months.

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12.     decides that the Board of Directors may:

-	at its own initiative, and as it deems appropriate, charge the costs, fees and expenses incurred by the capital increases by virtue of the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;
-	take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws,

13.     notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions,

14.     decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

NINTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital; this amount shall be applied against the aggregate maximum provided for in the twelfth resolution below,

4.        decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that :

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-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the twelfth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities that are the subject of this resolution to the new or existing investors that meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and
(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or

B.       any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services; or

C.       any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future.

6.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the volume-weighted average price of the last 3 trading days, on the Nasdaq market preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

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-	determining, the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,
-	allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	completing formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

10.     acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the twelfth resolution below,

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4.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities that may be issued pursuant to this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the twelfth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

(i)	practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or,
(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities, and/or
(iii)	patients who have benefited from treatments using technologies developed by the Company over the last 10 years,

6.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall be at least equal to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the price of the issue, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation shall be such that the amount received immediately by the Company, increased by the amount that may be received by it upon the exercise or conversion of such securities, is, for each share issued as a result of the issue of such securities, at least equal to the above-mentioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determining the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,

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-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	completing formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

10.     acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

ELEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription o which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 1,300,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the twelfth resolution below.

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4.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities that would be issued hereto and to reserve subscription of such shares and securities that are the subject of this resolution in favor of the following category: (i) directors and officers of the Company holding office on the date of issue of the shares or the securities or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities,

5.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.       decides that the issue price will be set by the Board of Directors by reference, alternately, (i) either to the price of the last transaction on the Company’s share capital carried out during the previous 6 months, with an additional price or a discount of plus or minus 10% respectively compared to this price, (ii) or, in the absence of a transaction on the share capital during the previous 6 months, to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the determination of the issue price, possibly reduced by a discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation will be such that the amount received immediately by the Company, increased by the amount likely to be received by it upon exercise or conversion of said securities, is, for each share issued as a result of the issue of said securities, at least equal to the minimum amount referred to above.

7.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determining the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,
-	allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,
-	completing formalities following each capital increase and subsequent modification of the by-laws,
-	more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

9.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

EDAP TMS SA – Resolutions – Assembly Meeting of Shareholders June 30, 2023	15/18

TWELFTH RESOLUTION (Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

-	the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the sixth to eleventh resolutions set forth above is set at 1,300,000 euros (one million three hundred thousand euros) i.e., a maximum 10,000,000 shares with a nominal value of 0.13 euro each, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

-	the maximum aggregate nominal amount of debt securities that may be issued pursuant to the delegations granted in the sixth to eleventh resolutions set forth above is set at 100,000,000 euros or the equivalent of this amount in foreign currencies on the issuance date, provided that:
-	this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value, and
-	this maximum aggregate nominal amount does not apply to debt securities pursuant to Article L.228-40, L. 228-36-A and L. 228-92 al. 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

THIRTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights)

The Shareholders’ Meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French Commercial Code,

1.       delegates the authority to the Board of Directors to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of the Company’s capital increases, or without preferential subscription rights, decided pursuant to the sixth to eleventh resolutions set forth above under the conditions stipulated in Article L. 225-135-1 and R. 225-118 of the French Commercial Code (i.e. to a date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue), the said shares granting the same rights as the former shares subject to the date where they begin to bear dividend rights,

2.        states that the par value of any capital increase decided pursuant to this delegation will be subtracted from the aggregate maximum stipulated in the twelfth resolution above, to which amount will if necessary be added, the additional amount of shares or securities which may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual stipulations that apply, the rights of holders of securities giving access to the capital and other rights in the capital,

EDAP TMS SA – Resolutions – Assembly Meeting of Shareholders June 30, 2023	16/18

3.       decides that the Board of Directors shall have all powers in order to implement, in accordance with the legal provisions and with the Company’s bylaws, this resolution for the purpose of:

-	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;
-	setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;
-	to make any adjustments required pursuant to legal and regulatory provisions and, where applicable, contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company; and
-	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

4.       decides that the Board of Directors may:

-	at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;
-	take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws,

5.       notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions,

6.       decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and terminates any previous authorization having the same purpose.

FOURTEENTH RESOLUTION (Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d’épargne d’entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code)

The Shareholders’ Meeting, deliberating under the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors' report in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and Articles L. 3332-18 et seq. of the French Labor Code,

EDAP TMS SA – Resolutions – Assembly Meeting of Shareholders June 30, 2023	17/18

1.	delegates to the Board of Directors its authority to increase the share capital, on one or more occasions, at its sole discretion, through the issuance of ordinary shares reserved, either directly or through a company mutual fund (fonds commun de placement et d’entreprise), for the members of a company savings plan (plan d’épargne entreprise) as provided for in Articles L. 3332-1 et seq. of the French Labor Code, which would be open to open to employees of the Company and its affiliates within the meaning of Article L. 225–180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code and who also meet any conditions that may be set by the board of directors (hereafter the “Group Employees”),

2.	decides to cancel, as a result, the preferential subscription rights granted to the shareholders by Article L. 225-132 of the French Commercial Code and to reserve the subscription of said ordinary shares for Group Employees,

3.	sets the period of validity of this delegation of authority at eighteen (18) months from the date of this Shareholders’ Meeting,

4.	sets the maximum nominal amount of the shares that may be thus issued at 50,000 euros,

5.	decides that the share issuance price will be determined by the Board of Directors in accordance with the provisions of Article L. 3332-20 of the French Labor Code.

18/18

 Please separate carefully at the perforation and return just this portion in the envelope provided.  Ordinary and Extraordinary General Meeting of Shareholders of EDAP TMS S.A. June 30, 2023 See Voting Instruction On Reverse Side. Date: The Board Recommendations are in Favor for all resolutions. AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING : 1. The special report of the statutory auditors on the agreements referred to in Article L . 225 - 38 of the French Commercial Code ; 2. The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31 , 2022 ; the report on corporate governance ; the Board of Directors’ special reports pursuant to Articles L . 225 - 184 paragraph 1 and L . 225 - 197 - 4 of the French Commercial Code ; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31 , 2022 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards ; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31 , 2022 and granting of a discharge to the members of the Board of Directors for their management ; 3. Allocation of the results for the fiscal year ended December 31, 2022; 4. Determination of total compensation to be granted to the Board of Directors in accordance with the provisions of Article L. 225 - 45 of the French Commercial Code; 5. Renewal of Mr. Marc Oczachowski’s mandate as a member of the Board of Directors; AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING : 6. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders ; 7. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1 ƒ of Article L . 411 - 2 of the French Monetary and Financial Code) ; 8. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1 ƒ of Article L . 411 - 2 of the French Monetary and Financial Code ; 9. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics ; 10. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics ; 11. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics ; 12. Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital ; 13. Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations ; 14. Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d’épargne d’entreprise) implemented pursuant to Articles L . 3332 - 1 et seq . of the French Labor Code . Directors Recommend For Against Abstain Ordinary and Extraordinary General Meeting of Shareholders of EDAP TMS S.A. to be held June 30, 2023 For Holders as of May 26, 2023 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage - paid envelope provided. All votes must be received by 12:00 pm, Eastern Time June 23, 2023 PROXY TABULATOR FOR EDAP TMS S.A. P.O. BOX 8016 CARY, NC 27512 - 9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Sign Here Please Date Above Please Date Above Copyright © 2023 Mediant Communications Inc. All Rights Reserved

PROXY TABULATOR FOR EDAP TMS S.A. P.O. BOX 8016 CARY, NC 27512 - 9903 EDAP TMS S.A. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 pm, Eastern Time June 23, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited EDAP TMS S . A . Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 26 , 2023 at the Ordinary and Extraordinary General Meeting of EDAP TMS S . A . to be held in France, on June 30 , 2023 at 15 : 00 (CEST) in respect of the resolutions specified in the enclosed Notice of Meeting . NOTES: Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box . If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved . (Continued and to be marked, dated and signed, on the other side)